UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549
FORM SD
Specialized Disclosure Report

CompX International Inc.
(Exact name of registrant as specified in its charter)
Delaware	1-13905	57-0981653
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700, Dallas, Texas		75240-2697
(Address of principal executive offices)		(Zip Code)

A. Andrew R. Louis
Vice President and Secretary
CompX International Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240-2697
(972) 233-1700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the calendar year 2014, we assessed whether any conflict minerals, as defined in Item 1.01(d)(3) of Form SD, were necessary to the functionality or production of a product we manufactured or contracted to be manufactured.  We determined that certain conflict minerals were necessary to the functionality of products we manufactured.

Accordingly, we conducted in good faith a reasonable country of origin inquiry regarding the conflict minerals in our products for the calendar year 2014.  We designed our inquiry to determine whether such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined in Item 1.01(d)(1) of Form SD, or were from recycled or scrap sources, as defined in Item 1.01(d)(6) of Form SD.  We sent a certification letter to each of our vendors who were approved vendors during 2014.  We sent a total of 482 of such certification letters (one to each vendor with a unique vendor identification number within our computer systems).  An approved vendor may have more than one vendor identification number because, among other things, the vendor may have multiple locations and each location has a separate vendor identification number.  The certification letter required each recipient to check one response and, if necessary, we followed-up with the vendor in order to ensure we received a response.  A summary of the responses regarding each such vendor's product is as follows.

Category of Description of the Certification Regarding the Vendor's Provided Products	Number of Vendors Responding by Category	Percentage of Vendors Responding by Category

Contained no amount of conflict minerals	385	79.9%

Contained some amount of conflict mineral(s) but all such conflict mineral(s) came from recycled or scrap sources	24	5.0%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), but such conflict mineral(s) did not originate in the Democratic Republic of the Congo or an adjoining country	49	10.2%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) originating or possibly originating in the Democratic Republic of the Congo or an adjoining country	1	0.2%

Contained some amount (including de minimis amounts) of one or more conflict mineral(s), with such conflict mineral(s) being of undeterminable origin.	23	4.8%

Total	482	100.0%

With respect to the one response regarding conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining company, the registrant contacted the vendor.  The vendor informed the registrant that it had used a third party to perform an analysis regarding the vendor's conflict minerals and their sources over all of the vendor's business units as a whole rather than the two items that the registrant purchased from the vendor in 2014.

As a result, the registrant does not have sufficient information to assess whether the two products it purchased from the vendor contained some amount of one or more conflict minerals originating or possibly originating in the Democratic Republic of the Congo or an adjoining country.  Additionally, in 2014 the total value of the registrant's purchases from this vendor was 0.003% of the total purchases from all of the registrant's vendors. The registrant stopped purchasing from this vendor in 2014.

With respect to the 23 responses regarding conflict minerals of undeterminable origin, the registrant's aggregate dollar amount purchased from the vendors in this category, was approximately 6.1% of the aggregate dollar amount of all of the registrant's purchases from its vendors in 2014, which vendors represented 482 vendor identification numbers in total.

This Conflicts Minerals Disclosure is also posted on our website at

http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9Mjg5MTg1fENoaWxkSUQ9LTF8VHlwZT0z&t=1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CompX International Inc.
(Registrant)

By: /s/ A. Andrew R. Louis
Date: May 29, 2015	A. Andrew R. Louis Vice President and Secretary